

November 1, 2012

<u>Via E-mail</u>
Mr. Michel G. Cayouette
Chief Financial Officer
Telesat Canada
1601 Telesat Court
Ottawa, Ontario, Canada K1B 5P4

      Re: **Telesat Canada**
              Form 20-F for the year ended December 31, 2011
              Filed on February 22, 2012
              File No. 333-159793

Dear Mr. Cayouette

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have listed Telesat Canada as the registrant and have included the audited financial statements of Telesat Holdings, the parent and guarantor in the document. We also note in note 30 on page F-56 that you are relying on Rule 3-10 (d) of Regulation S-X to include the Telesat Holdings financial statements in lieu of Telesat Canada financial statements. It appears that Telesat Canada reporting obligations under Rule 15-d of the Securities Exchange Act of 1934 have been suspended pursuant to Section 12(h)-5(a) of the Securities Exchange Act of 1934. Accordingly, we believe that you should revise the cover page and signatures of the Form 20-F to reflect Telesat Holdings as the registrant.

Telesat Holdings - Financial Statements

Impairment of Goodwill and Indefinite Life Intangible Assets

Orbital slots, page F-13

2. Please confirm, if true, that you are testing the orbital slots individually.

3. It is unclear to us why you believe it is appropriate to assign a value based upon independent source data for recent transactions of similar orbital locations when the build up method does not generate positive value. Specifically, why would another market participant be willing to pay for an orbital location that generates negative cash flow? What adjustments if any should be factored into the market approach to account for differences between the subject orbital location and the observable market transactions? If you determined fair value appropriately using the build up method, such value would appear to represent the amount an investor would be willing to pay for the right to operate a satellite business at an orbital location.

4. Tell us if in the past you have used the market approach to test the orbital slot because the build up method did not generate positive values but the right was expected to generate revenue.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

           Sincerely,

           /s/ Carlos Pacho for

           Larry Spirgel
           Assistant Director